UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

Willis Towers Watson Public Limited Company

(Exact name of registrant as specified in its charter)

Ireland	001-16503	98-0352587
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o Willis Group Limited, 51 Lime Street, London, EC3M 7DQ, England and Wales

(Address, including Zip Code, of Principal Executive Offices)

Title of Each Class to be Registered	Name of Each Exchange on Which Each Class is to be Registered
Ordinary Shares, nominal value $0.000304635 per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act: None

EXPLANATORY NOTE

This Registration Statement on Form 8-A is being filed by Willis Towers Watson Public Limited Company (the “Company” or “we”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the registration of its ordinary shares, nominal value $0.000304635 per share pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, and the transfer of the listing of the Company’s ordinary shares from the New York Stock Exchange (the “NYSE”) to the NASDAQ Global Select Market LLC (the “NASDAQ”). The transfer of the listing is to occur at the opening of trading on January 5, 2016. Following the Merger (as defined below), the Company changed its name from “Willis Group Holdings Public Limited Company” to “Willis Towers Watson Public Limited Company.”

As described in the Registration Statement on Form S-4 filed by the Company with the SEC, declared effective on October 13, 2015 and supplemented by Current Reports on Form 8-K filed by the Company on November 25, 2015 and November 30, 2015, pursuant to the terms of the Agreement and Plan of Merger, dated as of June 29, 2015 (as amended on November 19, 2015, the “Agreement”), by and among the Company, Towers Watson & Co. (“Towers Watson”) and Citadel Merger Sub, Inc. (“Merger Sub”), Merger Sub merged with and into Towers Watson with Towers Watson as the surviving corporation (the “Merger”). As a result of the Merger, each issued and outstanding share of Towers Watson Class A common stock was converted into the right to receive 2.6490 validly issued, fully paid and nonassessable ordinary shares of the Company, other than (i) any shares of Towers Watson Class A common stock owned by Towers Watson, the Company, or Merger Sub at the effective time of the Merger, which were cancelled and ceased to exist for no consideration delivered in exchange therefor and (ii) shares of Towers Watson Class A common stock held by Towers Watson stockholders who were entitled to and who properly exercised and perfected dissenter’s rights under Delaware law.

Immediately after the consummation of the Merger, the Company effected a consolidation (i.e., a reverse stock split under Irish law) whereby every 2.6490 ordinary shares ($0.000115 nominal value per share) was converted into one ordinary share, nominal value $0.000304635 per share (the “Consolidation”) and the Merger Consideration was adjusted appropriately to reflect the effect of the Consolidation. Capitalized terms used herein, but not otherwise defined, shall have the meanings ascribed to such terms in the Agreement.

Item 1.	Description of Registrant’s Securities to be Registered.

The following description of the Company’s ordinary shares is a summary. This summary is not complete, is subject to the Irish Companies Act 2014 (the “Irish Companies Act”) and is qualified in its entirety by reference to the Company’s constitution, which is comprised of its memorandum and articles of association (hereinafter referred to as the “constitution” or, as appropriate, the “memorandum” and / or the “articles of association”), which are filed as Exhibit 3.1 to this Registration Statement on Form 8-A and incorporated herein by reference. We encourage you to read those laws and documents carefully.

Capital Structure

Authorized Share Capital. The authorized share capital of the Company consists of 40,000 ordinary shares with a nominal value of €1 per share, 1,510,003,775 ordinary shares with a nominal value of US$0.000304635 per share and 1,000,000,000 preferred shares with a nominal value of US$0.000115 per share. The authorized share capital includes 40,000 ordinary shares with a nominal value of €1 per share in order to satisfy statutory requirements for all Irish public limited companies commencing operations.

The Company may issue shares subject to the maximum prescribed by the authorized share capital contained in the memorandum and articles of association. The authorized share capital may be increased or reduced by way of an ordinary resolution of its shareholders. The shares comprising the authorized share capital may be divided into shares of such nominal value as the resolution shall prescribe. As a matter of Irish company law, the directors of a company may issue new ordinary or preferred shares without shareholder approval once authorized to do so by the articles of association or by an ordinary resolution adopted by the shareholders at a general meeting. An ordinary resolution requires the approval of over 50% of the votes of a company’s shareholders cast at a general meeting. The shareholders of the Company, by an ordinary resolution passed at the annual general meeting of the Company held on June 30, 2015, authorized the directors of the Company to issue up to 59,218,370 shares. This authority will expire on December 30, 2016 unless previously renewed, varied or revoked. The shareholders of the Company, by an ordinary resolution passed at an extraordinary general meeting of the Company held on December 11, 2015, authorized the directors of the Company, to allot up to an aggregate number of shares necessary for the purposes of satisfying the aggregate Merger Consolidation, which authority is without prejudice to and in addition to the foregoing authority.

The rights and restrictions to which the ordinary shares will be subject are prescribed in the articles of association. The articles of association entitle the board of directors, without shareholder approval, to determine the terms of the preferred shares the Company may issue.

Irish law does not recognize fractional shares held of record. Accordingly, the articles of association do not provide for the issuance of fractional shares, and the Company’s official Irish register will not reflect any fractional shares.

Issued Share Capital. Immediately prior to the Merger, the nominal value of the issued share capital of the Company was $20,905.54 comprised of 181,787,339 ordinary shares, with nominal value of US$0.000115 per share. In connection with the consummation of the Merger, each share of Towers Watson Class A common stock was cancelled and the holders of such cancelled shares of Towers Watson Class A common stock have the right to receive 2.6490 validly issued, fully paid and nonassessable ordinary shares. Immediately after the consummation of the Merger, the Company effected the Consolidation.

Pre-emption Rights, Share Warrants and Share Options

The articles of association provide that, subject to any shareholder approval requirement under any laws, regulations or the rules of any stock exchange to which the Company is subject, the Company’s board of directors is authorized, from time to time, in its discretion, to grant such persons, for such periods and upon such terms as the board deems advisable, options to purchase such number of shares of any class or classes or of any series of any class as the board may deem advisable, and to cause warrants or other appropriate instruments evidencing such options to be issued. The Irish Companies Act provides that directors may issue share warrants or options without shareholder approval once authorized to do so by the articles of association or an ordinary resolution of shareholders. The Company’s board of directors may issue shares upon exercise of warrants or options without shareholder approval or authorization (up to the level authorized by shareholders by way of ordinary resolution).

Under Irish law, certain statutory preemption rights apply automatically in favor of shareholders where shares are to be issued for cash. The statutory preemption right can be disapplied in the constitution of a company or by a special resolution passed by the shareholders at a general meeting. A special resolution requires the approval of at least 75% of the votes cast at a general meeting of shareholders. If the statutory preemption rights are not disapplied, shares issued for cash must be offered to existing shareholders of the Company on a pro rata basis to their existing shareholding before the shares may be issued to any new shareholders. Statutory preemption rights do not apply (i) where shares are issued for non-cash consideration (such as in a stock-for-stock acquisition), (ii) to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution) or (iii) where shares are issued pursuant to an employee option or similar equity plan. The shareholders of the Company, by special resolution passed at the annual shareholder meeting of the Company held on June 30, 2015, disapplied the statutory pre-emption rights in respect of an issue of up to 8,972,480 ordinary shares and any issue of ordinary shares pursuant to a rights issue. This disapplication will expire on December 30 2016, unless previously renewed, varied or revoked.

The Irish Companies Act prohibits an Irish company from allotting shares for “nil” or no consideration. Accordingly, the nominal value of the shares issued upon the lapse of restrictions or the vesting of any restricted stock unit, performance shares awards, bonus shares or any other share-based grants must be paid pursuant to the Irish Companies Act.

The Company is subject to the rules of the NASDAQ and the Internal Revenue Code of 1986, as amended (the “Code”), which require shareholder approval of certain equity plan and share issuances.

Dividends

Under Irish law, dividends and distributions may only be made from distributable reserves. Distributable reserves generally means the Company’s accumulated realized profits less accumulated realized losses and includes reserves created by way of capital reduction. In addition, no distribution or dividend may be made unless the Company’s net assets are equal to, or in excess of, the aggregate of the Company’s called up share capital plus undistributable reserves and the distribution does not reduce the Company’s net assets below such aggregate. Undistributable reserves include the Company’s undenominated capital and the amount by which the Company’s accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed the Company’s accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital.

The determination as to whether or not the Company has sufficient distributable reserves to fund a dividend must be made by reference to the “relevant entity financial statements” of the Company. The “relevant entity financial statements” will be either the last set of unconsolidated annual audited financial statements or other financial statements properly prepared in accordance with the Irish Companies Act, which give a “true and fair view” of the Company’s unconsolidated financial position and accord with accepted accounting practice. The relevant accounts must be filed in the Companies Registration Office (the official public registry for companies in Ireland).

The mechanism as to who declares a dividend and when a dividend shall become payable is governed by the articles of association. The articles of association authorize the directors to declare such dividends as appear justified from the Company’s profits without the approval of the shareholders at a general meeting. The board of directors may also recommend a dividend to be approved and declared by the shareholders at a general meeting. Any general meeting declaring a dividend and any resolution of the directors declaring a dividend may direct that the payment be made by distribution of assets, shares or cash and no dividend issued may exceed the amount recommended by the directors.

The Company’s directors may deduct from any dividend payable to any member all sums of money (if any) immediately payable by such member to the Company in relation to the shares of the Company.

The Company’s directors are also entitled to issue shares with preferred rights to participate in dividends the Company declares. The holders of such preferred shares may, depending on their terms, be entitled to claim arrears of a declared dividend out of subsequently declared dividends in priority to ordinary shareholders.

Share Repurchases, Redemptions and Conversions

Overview

The articles of association provide that any ordinary share which the Company acquires or agrees to acquire from a third party shall be converted into a redeemable share. Accordingly, for Irish company law purposes, the Company’s repurchase of ordinary shares can technically be effected as a redemption of those shares as described below under “— Repurchases and Redemptions by the Company.” If the articles of association did not contain such provision, repurchases by the Company would be subject to many of the same rules that apply to purchases of the Company’s shares by subsidiaries described below under “— Purchases by Subsidiaries of the Company,” including the shareholder approval requirements described below and the requirement that any on-market purchases be effected on a “recognized stock exchange.” Except where otherwise noted, when the Company refers elsewhere in this Registration Statement on Form 8-A to repurchasing or buying back ordinary shares of the Company, the Company is referring to the redemption of ordinary shares by the Company pursuant to such provision of the articles of association or the purchase of the Company’s ordinary shares by us or the Company’s subsidiaries, in each case in accordance with the articles of association and Irish company law as described below.

Repurchases and Redemptions by the Company

Under Irish law, a company can issue redeemable shares and redeem them out of distributable reserves (which are described above under “— Dividends”) or, subject to certain restrictions, the proceeds of a new issue of shares for that purpose. The Company may only issue redeemable shares where the nominal value of the issued share capital that is not redeemable is at least 10% of the nominal value of the Company’s total issued share capital. Redemption is subject to the shares being fully paid. Based on the provision of the articles of association described above, shareholder approval will not be required to redeem the Company’s shares.

The Company’s board of directors will also be entitled to issue preferred shares which may be redeemed at the Company’s option or its shareholders’, depending on the terms of such preferred shares. Please see “— Capital Structure — Authorized Share Capital” above for additional information on preferred shares.

The Company may also be given an additional general authority by its shareholders to purchase its own shares as overseas market purchases on a recognized stock exchange (a “Recognized Stock Exchange”), such as the NASDAQ or the NYSE, which would take effect on the same terms and be subject to the same conditions as applicable to purchases by the Company’s subsidiaries as described below.

Repurchased and redeemed shares may be cancelled or held as treasury shares. The nominal value of treasury shares held by us at any time must not exceed 10% of the Company’s “company capital.” The Company cannot exercise any voting rights in respect of shares held as treasury shares. Treasury shares may be cancelled by us or re-issued subject to certain conditions.

The Company suspended its share buyback program on June 30, 2015. 75,000 ordinary shares repurchased by the Company under the share buyback program prior to its suspension were settled after June 30, 2015 (35,000 ordinary shares on July 1, 2015 and 35,000 ordinary shares on July 2, 2015.) The Company has not made any additional repurchases since June 30, 2015.

Purchases by Subsidiaries of the Company

Under Irish law, it may be permissible for an Irish or non-Irish subsidiary to purchase the Company’s shares either as an overseas market purchase on a Recognized Stock Exchange or off-market. A general authority of the Company’s shareholders (by way of ordinary resolution) is required to allow a subsidiary of the Company to make on-market purchases of the Company’s shares. However, as long as this general authority has been granted, no specific shareholder authority for a particular on-market purchase by a subsidiary of the Company is required.

In order for a subsidiary of the Company to make an on-market purchase of the Company’s shares, such shares must be purchased on a Recognized Stock Exchange, such as the NASDAQ or the NYSE. For an off-market purchase by a subsidiary, the proposed purchase contract must be authorized by special resolution of shareholders and if the subsidiary is incorporated in Ireland, the shareholders of that subsidiary, before the contract is entered into. This special resolution will not be effective if the person whose shares are to be bought back voted in favor of the special resolution and it would not have passed had such votes not been cast in favor of the resolution. The purchase contract must be on display or must be available for inspection by shareholders at the registered office of the Company from the date of the notice convening the relevant shareholders meeting at which the resolution is to be voted on and at the meeting itself.

The number of shares held by the Company’s subsidiaries at any time will count as treasury shares and will be included in any calculation of the permitted treasury share threshold of 10% of the Company’s “company capital.” While a subsidiary holds the Company’s shares, it cannot exercise any voting rights in respect of those shares. The acquisition of the Company’s shares by a subsidiary must be funded out of distributable reserves of such subsidiary.

Bonus Shares

Under the articles of association, the Company’s shareholders, in a general meeting and upon the recommendation of the Company’s board of directors may resolve to capitalize any amount for the time being standing to the credit of any of the Company’s reserves (including any capital redemption reserve fund or share premium account) or to the credit of profit and loss account for issuance and distribution to shareholders as fully paid-up bonus shares on the same basis of entitlement as would apply in respect of a dividend distribution.

Consolidation and Division; Subdivision

The articles of association provide that the Company may, by ordinary resolution, consolidate and divide all or any of its share capital into shares of larger nominal value than its existing shares or subdivide its existing share capital into shares of smaller amounts than is fixed by its constitution.

Reduction of Share Capital

The Company may, by ordinary resolution, reduce its authorized share capital. The Company also may, by special resolution and subject to confirmation by the Irish High Court, reduce or cancel its issued share capital.

Liens on Shares, Calls on Shares and Forfeiture of Shares

The articles of association provide that the Company will have a first and paramount lien on every share (not being a fully-paid share) for all moneys (whether immediately due or not).

Annual Meetings of Shareholders

As a matter of Irish law, the Company is required to hold annual general meetings at intervals of no more than 15 months provided that an annual general meeting is held in each calendar year following the first annual general meeting. The accounts which are presented at the annual general meeting must be made up to a date not more than nine months before the date of the meeting. Because of the 15-month requirement described in this paragraph, the constitution includes provisions reflecting this requirement of Irish law.

At any annual general meeting, only such business may be conducted as has been brought before the meeting (i) by or at the direction of the board of directors, (ii) in certain circumstances, at the direction of the Irish High Court, (iii) as required by law or (iv) being such business that the chairman of the meeting determines is properly within the scope of the meeting.

Any annual general meeting may be held outside of Ireland. Unless all of the shareholders have consented to the meeting being held outside Ireland, the company must make all necessary arrangements to ensure that members can participate by technological means in the meeting without leaving Ireland.

The provisions of the constitution relating to general meetings shall apply to every such general meeting of the holders of any class of shares with certain exceptions such as in relation to quorum.

Notices of annual general meetings of the Company and meetings called for the passing of a special resolution must be made in writing at least 21 clear days (that is, not including the day the notice is given or the day of the meeting to which the notice relates) before the meeting. Notice of meetings other than annual general meetings or meetings called for the passing of a special resolution must be made in writing at least 14 clear days before the meeting.

Special Meetings of Shareholders

As provided under Irish law and the constitution, extraordinary general meetings of the Company may be convened (i) by the board of directors or the chairman of the board of directors, (ii) on requisition of shareholders holding not less than 10% of the paid-up share capital of the Company carrying voting rights, (iii) by a shareholder or shareholders holding not less than 50% of the paid-up share capital of the Company carrying voting rights (iv) on requisition of auditors of the Company in certain circumstances or (v) in exceptional cases, by court order.

Extraordinary general meetings are generally held for the purpose of approving shareholder resolutions as may be required from time to time. At any extraordinary general meeting only such business shall be conducted as is set forth in the notice thereof.

In the case of an extraordinary general meeting requisitioned by shareholders, the proposed purpose of the meeting must be set out in the requisition notice. The requisition notice can contain any resolution. Upon receipt of this requisition notice, the board of directors has 21 days to convene a meeting of shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of the receipt of the requisition notice. If the board of directors does not convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of the receipt of the requisition notice. Because of requirements described in this paragraph, the constitution includes provisions reflecting these requirements of Irish law.

If the board of directors becomes aware that the Company’s net assets are half or less than the amount of the Company’s called-up share capital, the Company’s directors must convene an extraordinary general meeting of the shareholders not later than 28 days from the date that one of the directors learns of this fact and the meeting must be held not more than 56 days from that date. This meeting must be convened for the purposes of considering whether any, and if so what, measures should be taken to address the situation.

Notice of an extraordinary general meeting must be given to all of shareholders and to the auditors of the Company (unless a statutory exemption can be availed of). Under Irish law, the minimum notice periods are 21 clear days’ notice (that is, not including the day the notice is given or the day of the meeting to which it relates) in writing for an extraordinary general meeting to approve a special resolution and 14 clear days’ notice in writing for any other extraordinary general meeting. Because of the 21-day and 14-day requirements described in this paragraph, the articles of association include provisions reflecting these requirements of Irish law.

Quorum for General Meetings

The presence, in person or by proxy, of the holders of at least 50% of ordinary shares outstanding constitutes a quorum for the conduct of business. No business may take place at a general meeting of the Company if a quorum is not present in person or by proxy. The board of directors has no authority to waive quorum requirements stipulated in the articles of association. Abstentions and broker non-votes will be counted as present for purposes of determining whether there is a quorum in respect of the proposals. A broker “non-vote” occurs when a nominee (such as a broker) holding shares for a beneficial owner abstains from voting on a particular proposal because the nominee does not have discretionary voting power for that proposal and has not received instructions from the beneficial owner on how to vote those shares.

Voting

The articles of association provide that all resolutions shall be decided by a poll. Every shareholder shall have one vote for each ordinary share that he or she holds as of the record date for the meeting. Voting rights may be exercised by shareholders registered in the Company’s share register as of the record date for the meeting or by a duly appointed proxy of such a registered shareholder, which proxy need not be a shareholder. Where interests in shares are held by a nominee trust company this company may exercise the rights of the beneficial holders on their behalf as their proxy. All proxies must be appointed in the manner prescribed by the articles of association. The Company’s board of directors may from time to time permit appointments of a proxy to be made by means of a telephonic, electronic or internet communication or facility.

In accordance with the articles of association, the Company’s directors may from time to time cause us to issue preferred shares. These preferred shares may have such voting rights as may be specified in the terms of such preferred shares (e.g., they may carry more votes per share than ordinary shares or may entitle their holders to a class vote on such matters as may be specified in the terms of the preferred shares).

Treasury shares will not be entitled to be voted at general meetings of shareholders.

Irish company law requires “special resolutions” of the shareholders at a general meeting to approve certain matters. A special resolution requires the approval of not less than 75% of the votes of shareholders cast at a general meeting where a quorum is present. This may be contrasted with “ordinary resolutions,” which require a simple majority of the votes of shareholders cast at a general meeting at which a quorum is present.

Examples of matters requiring special resolutions include:

•	amending the objects of the Company;

•	amending the articles of association;

•	approving the change of name of the Company;

•	authorizing the entering into of a guarantee or provision of security in connection with a loan, quasi-loan or credit transaction to a director or connected person;

•	opting out of pre-emption rights on the issuance of new shares;

•	re-registration of the Company from a public limited company as a private company;

•	variation of class rights attaching to classes of shares (where the articles of association do not provide otherwise), which special resolution would be of the class concerned;

•	purchase of own shares off-market;

•	the reduction of share capital;

•	sanctioning a compromise/scheme of arrangement;

•	resolving that the Company be wound up by the Irish courts;

•	resolving in favor of a shareholders’ voluntary winding-up;

•	re-designation of shares into different share classes; and

•	setting the re-issue price of treasury shares.

Shareholder Action by Written Consent

The Irish Companies Act provides that shareholders may approve an ordinary or special resolution of shareholders without a meeting if all shareholders sign the written resolution. The articles of association permit unanimous written resolutions of shareholders, as permitted under Irish law.

Shareholder Proceedings

In Ireland, the decision to institute proceedings is generally taken by a company’s board of directors, who will usually be empowered to manage the company’s business. In certain limited circumstances, a shareholder may be entitled to bring a derivative action on behalf of the company. The central question at issue in deciding whether a minority shareholder may be permitted to bring a derivative action is whether, unless the action is brought, a wrong committed against the company would otherwise go un-redressed.

The principal case law in Ireland indicates that to bring a derivative action a person must first establish a prima facie case (i) that the company is entitled to the relief claimed and (ii) that the action falls within one of the five exceptions derived from case law, as follows:

•	where an ultra vires or illegal act is perpetrated;

•	where more than a bare majority is required to ratify the “wrong” complained of;

•	where the shareholders’ personal rights are infringed;

•	where a fraud has been perpetrated upon a minority by those in control; or

•	where the justice of the case requires a minority to be permitted to institute proceedings,

Shareholders may also bring proceedings against the company where the affairs of the company are being conducted, or the powers of the directors are being exercised, in a manner oppressive to the shareholders or in disregard of their interests. Oppression connotes conduct that is burdensome, harsh or wrong. This is an Irish statutory remedy and the court can grant any order it sees fit, including providing for the purchase or transfer of the shares of any shareholder.

Variation of Rights Attaching to a Class or Series of Shares

Any variation of class or series rights attaching to the Company’s issued shares is addressed in the articles of association as well as the Irish Companies Act and must in accordance with the articles of association be approved by ordinary resolution of the class or series affected.

Inspection of Books and Records

Under Irish law, shareholders have the right to: (i) receive a copy of the constitution; (ii) inspect and obtain copies of the minutes and resolutions of general meetings of the Company; (iii) inspect and receive a copy of the register of shareholders, register of directors and secretaries, register of directors’ interests and other statutory registers maintained by the Company; and (iv) receive copies of balance sheets and directors’ and auditors’ reports which have previously been sent to shareholders prior to an annual general meeting. The Company’s auditors will also have the right to inspect all of the Company’s accounting records. The auditors’ report must be circulated to the shareholders with the Company’s financial statements prepared in accordance with Irish law 21 days before the annual general meeting.

Acquisitions

There are a number of mechanisms for acquiring an Irish public limited company, including:

(a)	a court-approved scheme of arrangement under the Irish Companies Act. A scheme of arrangement with shareholders requires a court order from the Irish High Court and the approval of 75% of the voting shareholders in value, at a meeting called to approve the scheme;

(b)	through a tender offer by a third party for all of the Company’s shares. Where the holders of 80% or more of the Company’s shares have accepted an offer for their shares in the Company, the remaining shareholders may be statutorily required to also transfer their shares. If the bidder does not exercise its “squeeze out” right, then the non-accepting shareholders also have a statutory right to require the bidder to acquire their shares on the same terms. If the Company’s shares were listed on the Irish Stock Exchange or another regulated stock exchange in the European Union (“EU”), this threshold would be increased to 90%; and

(c)	it is also possible for the Company to be acquired by way of (i) a merger with an EEA-incorporated public limited company under the EU Cross-Border Merger Directive 2005/56 implemented in Ireland by the European Communities (Cross-Border Merger) Regulations 2008 or (ii) a merger under the Irish Companies Act with another company to which the provisions of that Act apply.

Under Irish law, there is no requirement for a company’s shareholders to approve a sale, lease or exchange of all or substantially all of a company’s property and assets.

Appraisal Rights

Generally, under Irish law, shareholders of an Irish company do not have dissenters or appraisal rights. Under the Irish Companies Act, a shareholder (i) who voted against the special resolution approving the merger with another Irish company or (ii) of a company in which 90% of the shares are held by the acquiring company has the right to request that the successor company acquire its shares for cash at a price determined in accordance with the share exchange ratio set out in the transaction.

Similar rights apply in the case of a merger between an Irish public company and a company incorporated in another member state of the European Economic Area, under the European Communities (Cross-Border Merger) Regulations 2008.

Disclosure of Interests in Shares

Under the Irish Companies Act, there is a notification requirement for shareholders who acquire or cease to be interested in three percent of the shares carrying voting rights of an Irish public limited company. A shareholder must therefore make such a notification to us if as a result of a transaction the shareholder will be interested in three percent or more of any class of shares carrying voting rights; or if as a result of a transaction a shareholder who was interested in more than three percent of such shares ceases to be so interested. Where a shareholder is interested in more than three percent of any class of shares carrying voting rights, any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction, must be notified to us. The relevant percentage figure is calculated by reference to the aggregate nominal value of the class of shares in which the shareholder is interested as a proportion of the entire nominal value of the issued shares of that class. Where the percentage level of the shareholder’s interest does not amount to a whole percentage this figure may be rounded down to the next whole number. All such disclosures should be notified to us within five business days of the transaction or alteration of the shareholder’s interests that gave rise to the requirement to notify. Where a person fails to comply with the notification requirements described above (other than with respect to a person ceasing to have a notifiable interest) no right or interest of any kind whatsoever in respect of any of shares concerned, held by such person, shall be enforceable by such person, whether directly or indirectly, by action or legal proceeding. However, such person may apply to the court to have the rights attaching to the shares concerned reinstated.

In addition to the above disclosure requirement, the Company, under the Irish Companies Act, may by notice in writing require a person whom the Company knows or has reasonable cause to believe to be, or at any time during the three years immediately preceding the date on which such notice is issued, to have been interested in shares comprised in the Company’s relevant share capital to: (i) indicate whether or not it is the case; and (ii) where such person holds or has during that time held an interest in shares, to give such further information as may be required by the Company including particulars of such person’s own past or present interests in shares within such three year period. Any information given in response to the notice is required to be given in writing within such reasonable time as may be specified in the notice.

Where such a notice is served by us on a person who is or was interested in shares and that person fails to give the Company any information required within the reasonable time specified, the Company may apply to court for an order directing that the affected shares be subject to certain restrictions. Under the Irish Companies Act, the restrictions that may be placed on the shares by the court are as follows:

(a)	any transfer of those shares, or in the case of unissued shares any transfer of the right to be issued with shares and any issue of shares, shall be void;

(b)	no voting rights shall be exercisable in respect of those shares;

(c)	no further shares shall be issued in right of those shares or in pursuance of any offer made to the holder of those shares; and

(d)	no payment shall be made of any sums due from the Company on those shares, whether in respect of capital or otherwise.

Where shares are subject to these restrictions, the court may order that the shares shall cease to be subject to these restrictions.

Anti-Takeover Provisions

Irish Takeover Rules and Substantial Acquisition Rules

A transaction by virtue of which a third party is seeking to acquire 30% or more of the voting rights of the Company will be governed by the Irish Takeover Panel Act 1997 and the Irish Takeover Rules made thereunder and will be regulated by the Irish Takeover Panel. The “General Principles” of the Irish Takeover Rules and certain important aspects of the Irish Takeover Rules are described below.

The Irish Takeover Rules are built on the following General Principles which will apply to any transaction regulated by the Irish Takeover Panel:

(a)	in the event of an offer, all classes of shareholders of the target company should be afforded equivalent treatment and, if a person acquires control of a company, the other holders of securities must be protected;

(b)	the holders of securities in the target company must have sufficient time and information to allow them to make an informed decision regarding the offer. If the board of the target company advises the holders of securities as regards the offer, it must advise on the effects of the implementation of the offer on employment, employment conditions and the locations of the target company’s place of business;

(c)	the board of the target company must act in the interests of the company as a whole and must not deny the holder of securities the opportunity to decide on the merits of the offer;

(d)	false markets (i.e., a market based on erroneous, imperfect or unequally disclosed information) must not be created in the securities of the target company, the bidder company or any other company concerned by the offer in such a way that the rise or fall of the price of the securities becomes artificial and the normal functioning of the markets is distorted;

(e)	a bidder must announce an offer only after ensuring that he or she can pay in full the consideration offered and after taking all reasonable measures to secure the implementation of any other type of consideration;

(f)	a target company may not be hindered in the conduct of its affairs longer than is reasonable by an offer for its securities (this is a recognition that an offer will disrupt the day-to-day running of a target company, particularly if the offer is hostile, and the board of the target company must divert its attention to deal with the offer); and

(g)	a substantial acquisition of securities (whether such acquisition is to be effected by one transaction or a series of transactions) shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure.

Mandatory Bid

If an acquisition of shares were to increase the aggregate holding of an acquirer and its concert parties to shares carrying 30% or more of the voting rights in the Company, the acquirer and, depending on the circumstances, its concert parties would be required (except with the consent of the Irish Takeover Panel) to make a cash offer for the remaining outstanding shares at a price not less than the highest price paid for the shares by the acquirer or its concert parties during the previous 12 months. This requirement would also be triggered by an acquisition of shares by a person holding (together with its concert parties) shares carrying between 30% and 50% of the voting rights in the Company if the effect of such acquisition were to increase the percentage of the voting rights held by that person (together with its concert parties) by 0.05% within a 12-month period. A single holder (that is, a holder excluding any parties acting in concert with the holder) holding more than 50% of the voting rights of a company is not subject to this rule.

Voluntary Bid; Requirements to Make a Cash Offer and Minimum Price Requirements

A voluntary offer is an offer that is not a mandatory offer. If a bidder or any of its concert parties acquire the Company’s ordinary shares within the period of three months prior to the commencement of the offer period, the offer price must be not less than the highest price paid for the Company’s ordinary shares by the bidder or its concert parties during that period. The Irish Takeover Panel has the power to extend the “look back” period to 12 months if the Irish Takeover Panel, having regard to the General Principles, believes it is appropriate to do so.

If the bidder or any of its concert parties has acquired the Company’s ordinary shares (i) during the period of 12 months prior to the commencement of the offer period which represent more than 10% of the Company’s total ordinary shares or (ii) at any time after the commencement of the offer period, the offer shall be in cash (or accompanied by a full cash alternative) and the price per ordinary share shall be not less than the highest price paid by the bidder or its concert parties during, in the case of (i), the period of 12 months prior to the commencement of the offer period and, in the case of (ii), the offer period. The Irish Takeover Panel may apply this rule to a bidder who, together with its concert parties, has acquired less than 10% of the Company’s total ordinary shares in the 12 month period prior to the commencement of the offer period if the Irish Takeover Panel, having regard to the General Principles, considers it just and proper to do so.

An offer period will generally commence from the date of the first announcement of the offer or proposed offer.

Substantial Acquisition Rules

The Irish Takeover Rules also contain rules governing substantial acquisitions of shares which restrict the speed at which a person may increase his or her holding of shares and rights over shares to an aggregate of between 15% and 30% of the voting rights of the Company. Except in certain circumstances, an acquisition or series of acquisitions of shares or rights over shares representing 10% or more of the voting rights of the Company is prohibited, if such acquisition(s), when aggregated with shares or rights already held, would result in the acquirer holding 15% or more but less than 30% of the voting rights of the Company and such acquisitions are made within a period of seven days. These rules also require accelerated disclosure of acquisitions of shares or rights over shares relating to such holdings.

Frustrating Action

Under the Irish Takeover Rules, the Company’s board of directors is not permitted to take any action which might frustrate an offer for shares once the board of directors has received an approach which may lead to an offer or has reason to believe an offer is imminent except as noted below. Potentially frustrating actions such as (i) the issue of shares, options or convertible securities, (ii) material disposals, (iii) entering into contracts other than in the ordinary course of business or (iv) any action, other than seeking alternative offers, which may result in frustration of an offer, are prohibited during the course of an offer or at any time during which the board has reason to believe an offer is imminent. Exceptions to this prohibition are available where:

(a)	the action is approved by shareholders at a general meeting; or

(b)	with the consent of the Irish Takeover Panel where:

(i)	the Irish Takeover Panel is satisfied the action would not constitute a frustrating action;

(ii)	the holders of 50% of the voting rights state in writing that they approve the proposed action and would vote in favor of it at a general meeting;

(iii)	the relevant action is pursuant to a contract entered into prior to the announcement of the offer; or

(iv)	the decision to take such action was made before the announcement of the offer and either has been at least partially implemented or is in the ordinary course of business.

For other provisions that could be considered to have an anti-takeover effect, please see above at “— Authorized Share Capital” (regarding issuance of preferred shares), “— Pre-emption Rights, Share Warrants and Share Options” and “— Disclosure of Interests in Shares,” in addition to “— Corporate Governance” below.

Corporate Governance

The articles of association allocate authority over the management of the Company to the board of directors. The board of directors may then delegate the management of the Company to committees (consisting of members of the board or other persons) or executives, but regardless, the directors will remain responsible, as a matter of Irish law, for the proper management of the affairs of the Company. The Company has an Audit and Risk Committee, a Compensation Committee, and a Corporate Governance and Nominating Committee. The Company also has adopted Corporate Governance Guidelines, a Code of Conduct, and an Insider Trading Policy.

Legal Name; Formation; Fiscal Year; Registered Office

The legal and commercial name of the Company is Willis Towers Watson Public Limited Company. The Company was incorporated in Ireland as a public limited company on September 24, 2009 with company registration number 475616 and has a registered address at Willis, Elm Park, Merrion Road, Dublin 4 Ireland. The Company’s fiscal year ends on December 31.

Duration; Dissolution; Rights upon Liquidation

The Company’s corporate existence has unlimited duration. The Company may be dissolved at any time by way of either a shareholders’ voluntary winding up or a creditors’ voluntary winding up. In the case of a shareholders’ voluntary winding up, a special resolution of the shareholders is required. The Company may also be dissolved by way of court order on the application of a creditor, or by the Companies Registration Office as an enforcement measure where the Company has failed to file certain returns.

The Company may also be dissolved by the Director of Corporate Enforcement in Ireland where the affairs of the Company have been investigated by an inspector and it appears from the report or any information obtained by the Director of Corporate Enforcement that the Company should be wound up.

The rights of the shareholders to a return of the Company’s assets on dissolution or winding up, following the settlement of all claims of creditors, may be prescribed in the constitution or the terms of any preferred shares issued by the directors of the Company from time to time. The holders of preferred shares in particular may have the right to priority in a dissolution or winding up of the Company. If the constitution contains no specific provisions in respect of a dissolution or winding up, then, subject to the priorities of any creditors, the assets will be distributed to shareholders in proportion to the paid-up par value of the shares held. The constitution provides that the ordinary shareholders are entitled to participate pro rata in a winding up, but their right to do so may be subject to the rights of any preferred shareholder to participate under the terms of any series or class of preferred shares. The constitution also provides that the Company may be wound up by unanimous vote of its shareholders.

Uncertificated Shares

Under the constitution, holders of ordinary shares will not have the right to require the Company to issue certificates for their shares. The Company will only issue uncertificated ordinary shares.

Stock Exchange Listing

Immediately following the effective time of the Merger, the Company’s ordinary shares were delisted from the NYSE and relisted on the NASDAQ under the new symbol “WLTW.” The Company does not plan to list its ordinary shares on the Irish Stock Exchange at the present time.

No Sinking Fund

The Company’s ordinary shares have no sinking fund provisions.

No Liability for Further Calls or Assessments

The shares to be issued in the Merger will be duly and validly issued and fully-paid.

Transfer and Registration of Shares

The Company’s share register will be maintained by its transfer agent. Registration in this share register will be determinative of membership in the Company. A shareholder who holds shares beneficially will not be the holder of record of such shares. Instead, the depository (for example, Cede & Co., as nominee for DTC) or other nominee will be the holder of record of such shares. Accordingly, a transfer of shares from a person who holds such shares beneficially to a person who also holds such shares beneficially through a depository or other nominee will not be registered in the Company’s official share register, as the depository or other nominee will remain the record holder of such shares.

A written instrument of transfer is required under Irish law in order to register on the Company’s official share register any transfer of shares (i) from a person who holds such shares directly to any other person, (ii) from a person who holds such shares beneficially to a person who holds such shares directly, or (iii) from a person who holds such shares beneficially to another person who holds such shares beneficially where the transfer involves a change in the depository or other nominee that is the record owner of the transferred shares. An instrument of transfer also is required for a shareholder who directly holds shares to transfer those shares into his or her own broker account (or vice versa). Such instruments of transfer may give rise to Irish stamp duty, which must be paid prior to registration of the transfer on the Company’s official Irish share register. However, a shareholder who directly holds shares may transfer those shares into his or her own broker account (or vice versa) without giving rise to Irish stamp duty provided there is no change in the ultimate beneficial ownership of the shares as a result of the transfer and the transfer is not made in contemplation of a sale of the shares.

Any transfer of the Company’s shares that is subject to Irish stamp duty will not be registered in the name of the buyer unless an instrument of transfer is duly stamped and provided to its transfer agent. The articles of association allow us, in the Company’s absolute discretion, to create an instrument of transfer and pay (or procure the payment of) any stamp duty payable by a buyer. In the event of any such payment, the Company (on behalf of itself or its affiliates) is entitled to (i) seek reimbursement from the buyer or seller (at its discretion), (ii) set-off the amount of the stamp duty against future dividends payable to the buyer or seller (at its discretion), and (iii) claim a lien against the Company’s shares on which it or a subsidiary has paid stamp duty. Parties to a share transfer may assume that any stamp duty arising in respect of a transaction in the Company’s shares has been paid unless one or both of such parties is otherwise notified by us.

The articles of association delegate to the Company’s Secretary and Assistant Secretary the authority to execute an instrument of transfer on behalf of a transferring party.

In order to help ensure that the official share register is regularly updated to reflect trading of the Company’s shares occurring through normal electronic systems, the Company intends to regularly produce any required instruments of transfer in connection with any transactions for which it pays stamp duty (subject to the reimbursement and set-off rights described above). In the event that the Company notifies one or both of the parties to a share transfer that the Company believes stamp duty is required to be paid in connection with such transfer and that the Company will not pay such stamp duty, such parties may either themselves arrange for the execution of the required instrument of transfer (and may request a form of instrument of transfer from us for this purpose) or request that the Company execute an instrument of transfer on behalf of the transferring party in a form determined by us. In either event, if the parties to the share transfer have the instrument of transfer duly stamped (to the extent required) and then provide it to the Company’s transfer agent, the buyer will be registered as the legal owner of the relevant shares on the Company’s official Irish share register (subject to the matters described below).

If the Company is under a contractual obligation to register or to refuse to register the transfer of a share to any person, the board of directors shall act in accordance with such obligation and register or refuse to register the transfer of a share to such person, whether or not it is a fully-paid share or a share on which the Company has a lien. Subject to the previous sentence, the Company’s directors have general discretion to decline to register an instrument of transfer of a share whether or not it is a fully-paid share or a share on which the Company has a lien.

The registration of transfers may be suspended by the Company’s directors at such times and for such period, not exceeding in the whole 30 days in each year, as the directors may from time to time determine.

Item 2.	Exhibits.

Exhibit Number	Description

3.1	Memorandum and Articles of Association of Willis Towers Watson Public Limited Company

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: January 4, 2016

Willis Towers Watson Public Limited Company.

By:	/s/ Matthew S. Furman
Name:	Matthew S. Furman
Title:	General Counsel